Exhibit 21.1

SUBSIDIARIES OF AMEREN CORPORATION
AT DECEMBER 31, 2017

Name	State or Jurisdiction of Organization

Ameren Corporation	Missouri
Ameren Development Company	Missouri
Missouri Central Railroad Company	Delaware
QST Enterprises Inc.	Illinois
Ameren EIP Investment, LLC	Delaware
Ameren Accelerator Investments, LLC	Delaware
AmerenEnergy Medina Valley Cogen, LLC	Illinois
Ameren Transmission Company, LLC	Delaware
ATX East, LLC	Delaware
ATX Southwest, LLC	Delaware
Ameren Transmission Company of Illinois	Illinois
Ameren Services Company	Missouri
Ameren Illinois Company	Illinois
Union Electric Company (d/b/a Ameren Missouri)	Missouri
Fuelco LLC (50% interest)	Delaware
STARS Alliance, LLC (25% interest)	Delaware

Subsidiaries not included on this list, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2017.